VOYAGER GLOBAL, INC.

Financial Statements

For fiscal year ended December 31, 2023 and 2024

(Unaudited)

VOYAGER GLOBAL, INC
Balance Sheets

	As of December 31	
	2024	**2023**
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 29,090	$ 43,780
Accounts receivable	$ -	$ -
Prepaid expenses	$ -	$ -
TOTAL CURRENT ASSETS	**$ 29,090**	**$ 43,780**
PROPERTY AND EQUIPMENT		
Property and equipment	$ 3,000	$ 3,000
OTHER ASSETS		
Intangible assets	$ 6,500	$ 6,500
TOTAL ASSETS	**$ 38,590**	**$ 53,280**
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ -	$ -
Credit Cards Payable	$ 3,000	$ 2,500
TOTAL CURRENT LIABILITIES	**$ 3,000**	**$ 2,500**
Long-term Debt	$ 11,000	$ 11,000
TOTAL LIABILITIES	**$ 14,000**	**$ 13,500**
SHAREHOLDER'S EQUITY		
Capital stock (10,000,000 shares authorized, 8,000,000 shares issued & outstanding, $.00001 par value.	$ 80	$ 80
Additional paid-in captial	$ -	$ -
TOTAL LIABILITITES AND SHAREHOLDERS' EQUITY	**$ 14,080**	**$ 13,580**

VOYAGER GLOBAL, INC
Income Statement / Statement of Operations

	2024	2023
REVENUES	$ -	$ -
COST OF GOODS SOLD	$ -	$ -
GROSS PROFIT	$ -	$ -
OPERATING EXPENSES		
Advertising and marketing	$ 250	$ 250
Bank fees	$ 120	$ 120
Legal and professional fees	$ 800	$ 800
Licences	$ -	$ -
Miscellaneous expenses	$ 1,300	$ 1,250
Office supplies & Software	$ 320	$ 300
Salaries	$ -	$ -
Contract Labor	$ -	$ -
Payroll expense	$ -	$ -
Cellular Service	$ 500	$ 500
Travel	$ 1,800	$ 1,200
Fuel	$ 3,000	$ 2,600
Rent	$ 6,600	$ 6,600
Utilities	$ -	$ -
TOTAL OPERATING EXPENSES	$ 14,690	$ 13,620
NET INCOME	$ (14,690)	$ (13,620)

VOYAGER GLOBAL, INC
Consolidated Statement of Equity

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount	Shares	Amount			
Beginning Balance, November 7, 2019 (Inception)		$ -		$ -	$ -	$ -	$ -
Contributions	8,000,000	80					80
Other comprehensive gain / (loss)		-		-	-	-	-
Net income		-		-	-	(14,690)	(14,690)
Ending Balance, December 31, 2024	8,000,000	$ 80	0	$ -	$ -	$ (14,690)	$(14,610)

VOYAGER GLOBAL, INC
Statement of Cash Flows

	2024	2023
Cash Flows from Operating Activities		
Net Income (Loss) for the Period	$ (14,690)	$ (13,620)
Change in Prepaid Expenses	$ -	$ -
Change in Payables	$ -	$ -
Net Cash Flows from Operating Activities	$ (14,690)	$ (13,620)
Cash Flows from Finanacing Activities		
Reg CF Campaign	$ -	$ 54,400
Net Cash Flows from Financing Activities	$ -	$ 54,400
Cash at Beginning of Period	$ 43,780	$ 3,000
Net Increase (Decrease) in Cash	$ (14,690)	$ 40,780
Cash at End of Period	$ 29,090	$ 43,780

VOYAGER GLOBAL, INC.

Notes to the Financial Statements

Fiscal Years Ended December 31, 2023 and 2024

1. **ORGANIZATION AND PURPOSE**

   Voyager Global, Inc. is a corporation organized under the laws of the State of Delaware. The Company is a research and development entity.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a. **Basis of Accounting**

      The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b. **Fiscal Year**

      The Company operates on a 52-week fiscal year ending on December 31.

   c. **Cash Equivalents**

      Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years stated in the header above, the Company's cash positions include its operating bank account.

   d. **Legal Fees**

      Legal fees consist of legal services provided for the Delaware annual reports filing and registered agent costs.

VOYAGER GLOBAL, INC.

Notes to the Financial Statements

Fiscal Years Ended December 31, 2023 and 2024

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

e. Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

f. Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of the knowledge developed from the extensive research conducted in 2016 and 2017 of the various historical LTA (Lighter-than-Air) programs carried out around the world, as well as the subsequent development of our design, operational procedures and marketing strategies based on this knowledge. This knowledge and development are not only the foundation for this project / endeavor, but also the beginning of our intellectual property and a prerequisite for our success.

g. Property and Equipment

Property and equipment are stated at cost.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.